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                                                                EXHIBIT (c)(21)

June 17, 1997


Restricted Stock Participants Under the Producer Deferred Compensation & Equity Plan

Dear Participant:

For those of you involved in the conference call on June 17, 1997, the following is a clarification of the information given to you as it relates to the Letter of Transmittal and your restricted stock.

Because you own shares of restricted stock which were issued to you under the Acordia, Inc. Producer's Deferred Compensation & Equity Plan, you are entitled to tender such shares to Anthem in connection with the tender offer made by Anthem on June 6, 1997. Subject to the purchase of shares pursuant to the tender offer, all restrictions on transfer applicable to such stock will lapse and you will be entitled to tender all such shares. You should have already received an Offer to Purchase and related documents prepared by Anthem. The tender information described in such Offer to Purchase is applicable to your restricted stock, except that you need not forward stock certificates in connection with the tender of such shares. Instead of forwarding such certificates, please enter the words "Restricted Stock" under the heading "Certificate Number(s)" on the chart entitled "Description of Common Stock Tendered" in the "BLUE" Letter of Transmittal included with the tender offer materials. If you did not receive a "BLUE" Letter of Transmittal, please let us know immediately. Please note that this procedure is only applicable to your shares of restricted stock and a separate Letter of Transmittal should be used for such shares. All other shares you own which are not restricted shares must be tendered in all respects in accordance with the Offer to Purchase and Transmittal Letter. Assuming shares are purchased pursuant to the tender offer, you will receive a payment of $40, less applicable withholding, for each share of restricted stock which you tender. This letter is not, and should not be deemed to be, an offer to purchase any security of Acordia.


If you have already submitted a Letter of Transmittal for your restricted stock, please let us know. If you have any questions concerning the treatment of your restricted stock in connection with the merger, please contact Ernest Newborn at (317) 488-6163 or Theresa Segert at (317) 488-6133 or via e-mail.



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Restricted Stock Participants
June 17, 1997


We would like to take this opportunity to thank you for your contribution to Acordia's success and we look forward to the new opportunities presented to Acordia and Anthem as a result of the merger.


Very truly yours,


/s/ Frank C. Witthun                             /s/ L. Ben Lytle
-----------------------------                    -----------------------------
Frank C. Witthun                                 L. Ben Lytle
President and CEO of                             Chairman of the Board of
Acordia, Inc.                                    Directors of Acordia, Inc.